Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: July 25, 2014

Covidien plc Q3 2014 Earnings Call

Jul 25, 2014 / 12:30PM GMT

Chuck Dockendorff - Covidien plc - EVP & CFO

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We did not buy back any shares this quarter. In addition, due to restrictions in the Medtronic transaction agreement entered into in June 2014, and under Irish takeover rules, we do not anticipate making any further purchases under our share repurchase program.

Questions and Answers

Mike Weinstein - JPMorgan - Analyst

Joe and Chuck, I wanted to start with the submission of the S-4 which got a decent amount of attention. I was hoping we could take this opportunity to describe the projections that were provided in the S4. In April, you provided to Medtronic’s advisor your strat plan from July 2013. And then in May you provided projections that were different from the strat plan.

And I was hoping you could describe the difference between the first set of projections from the strat plan, which I think everybody realizes is different than your budgeting plan. And just describe the step down there from strat plan to the budgeting plan difference in the numbers from April to May. Thank you.

Chuck Dockendorff - Covidien plc - EVP & CFO

Sure, Mike, this is Chuck. When we first met with Medtronic we did give them a strat plan that we developed—right now it would be over a year ago, our fiscal 2013 strat plan. That is really all we had at that point that had a long-term projection on the Company.

And we also at that point in time updated them with our 2014 latest estimate and we had had our first rollup from our operation on fiscal year 2015 as well. So we were trying to give them a picture of where the growth was. And that plan, the fiscal year 2013 plan was mostly to outline some of the strategic growth initiatives that we had looking forward.

I would tell you that as you look at the growth in fiscal year 2013, this was an aspirational plan that we presented to the Board. And when I say aspirational I mean in these terms that typically in a strat plan, especially when you get to the out years, you are assuming that most of your R&D programs are hitting, that you are launching these products on time, your strategic debts are going along as planned, there aren’t competitive market position changes.

So it is not, I don’t want to say overly optimistic, but as you forecast these things they certainly are in a good environment. As you look at that plan in fiscal year 2013, if you look at the first three years of growth there is roughly around 4% to 5%. You look at the last three years of that plan the growth rate increased to 6% to 8%.

And when we sat with our Board and went through it over a year ago, we looked at those growth rates and, again, we are not overly concerned with the out years. But what we did was outside of that plan we built a contingency plan.

And we said, hey, what happens if we miss this thing by 1 or 2 percentage points on the top-line growth, not so much in the near-term but in the out years? How do we still go after our mid-single-digit sales growth and double-digit EPS growth, how do we develop that?

And what we in essence did was develop an internal contingency plan to drive through some of the productivity initiatives and SG&A and cost of sales to make sure we achieve those goals. That was never layered into the plan, but we had that identified and was separate outside of that.

When we sat down and provided to our financial advisor the—kind of the valuation on the Company, we put together a plan that kind of put together a little bit more of a conservative growth rate especially in the out years, but also layered in the productivity programs that we felt pretty comfortable about to again drive the profits that were in the original plan.

We felt this was more consistent with our historical and current performance and was a better reflection of probably how the financials would play out. So that is really the difference in the two plans from the sales growth perspective.

If you look at—just a couple of comments. I think if you look at our fiscal year 2015 estimate that we provided to Medtronic and you compare that to the 2013 strat plan, you will see that sales are a little lower on the dollar side, but the earnings are actually a little higher.

And also I think if you look at the Medtronic estimates that they laid out based upon that 2013 strat plan, they also mitigated some of the sales growth in the out years. So what you see is that when you compare our internal valuation that we provided to our financial advisor and you look at the plan that Medtronic used for the valuation from their perspective, they are very, very close in terms of sales and profits.

I think in the sales in the sixth year out they may be a couple hundred million higher than us, but from a profit standpoint we are right on target.

So we feel very comfortable about the plan that Medtronic used, we feel very comfortable with the plan that we used in reflecting the value of Covidien.

And I think some of the concern may have been that because that 2014 plan that we did top level had a little lower sales growth, there may have been a change in the marketplace (inaudible) there was not. There was no change in our competitive positions, projected launches of products or anything like that, more just a reflection of bringing—trying to bring it back into what we had actually achieved. I hope that answers your question.

Joe, do you want to —?

Joe Almeida - Covidien plc - Chairman, President & CEO

Yes, sure. Mike, we have full confidence in the plans that we put together. We in the last couple of years have expanded our strat plan to include more years. We really focus on the first three and then we look at the next two or three in terms of aspiration what would be there for us.

Where the only thing we did was a simple exercise of bringing the outer years to a more short-term knowledge of the market impact so we will see that to be more a consistent plan with what we have delivered. We have all the plans in place to deliver that 6% to 8%, but we also understand a significant amount of risk in a lot of the initiatives that we’ll deliver in the longer-term.

So we have advanced MIS programs [that are] significant growth in the plan in the outer years. But we adjusted some of that down because the risk of uncertainty of getting that program finalized, like anybody would, time creates risk and there as the time gets shorter the risk gets mitigated.

So there is a very normal course of action for Covidien. We are doing this for a while now and we are very confident in the portfolio of products that we have and the initiatives that we can deliver on both top- and bottom-line.

David Lewis - Morgan Stanley - Analyst

Maybe just two quick questions. Chuck, you obviously just went through the strat plan and we appreciate that. The piece of that that was interesting is just the operating profitability and you are feeling better about that. Obviously this quarter you returned to double-digit earnings growth.

I just wonder if you could share with us—you had said before the confidence in double-digit earnings next year. As you get back to I think 14% growth this quarter, what is the confidence that those levels are sustainable or double-digit earnings are sustainable into next year?

And then maybe one for Joe, obviously a big focus of the business has been emerging markets and will be for the pro forma entity as well. If you think about your EM business the last five quarters, it has declined incrementally. Maybe you could talk about whether that is geographic specific, that is more structural, and what were some of the plans that still keep you optimistic that EM growth rates can recover? Thank you.

Chuck Dockendorff - Covidien plc - EVP & CFO

Yes, David, just on the double-digit, I mean I think as you look at the quarter we mentioned last earnings call that we are hoping to get back to the double-digit growth hopefully in the third quarter. I think you can see we did quite better than that.

And there was about 2 percentage points—if you look at 14% growth, about 2 percentage points of that came from actual positive FX. And as you know, we’ve been up against a real negative situation prior to this on the FX as well as the device tax, which we have now annualized.

So having FX remain neutral we feel very good about driving through the double-digit growth on the bottom-line. We have great productivity programs underway. You can see how they are hitting within our P&L today and some of the leverage that we are able to drive in SG&A. We have more programs out there that we can execute on and have plans in our 2015 numbers to drive through.

We don’t want to give guidance on 2015, but I would tell you that we feel very comfortable about achieving the double-digit EPS growth in 2015.

And that is a goal we set out as an organization to drive through.

So we have more opportunities in tax rates, SG&A and manufacturing to drive through these initiatives. So the sales growth rate too is at a level where we think we can leverage off of that and achieve that goal.

Mike Weinstein - JPMorgan - Analyst

Joe and Chuck, I think David did a good job of picking up the thread from the discussion on the S-4. And there really were kind of two items that to me (inaudible) were worth noting. One was you guys had a more rapid rate of margin expansion modeled in in your projection that you gave to your financial advisor in May. You basically had EBIT growing 10% versus the Street like at 7% to 8%. And then in the strat plan, the more aggressive top-line.

And so, Joe, maybe spend a minute on the upside drivers in your view to the strat plan versus the projections you gave to the financial advisors.

That your top-line was 4.5%, 5% over the plan period which is very consistent with the Street. The strat plan suggests the potential for acceleration in the out years. So could you just spend a couple minutes on what could drive an acceleration beyond what the Street has expected and beyond the forecast that you gave?

Joe Almeida - Covidien plc - Chairman, President & CEO

So, Mike, you captured that message quite well. The early years, the three years we have more confidence what is happening. Also we have what we call strategic bets. Covidien has eight strategic bets that we dedicate a significant amount of resources of the Company in terms of research and development as well as sales and marketing. And G&A when it comes to some post market studies.

So what we have here is simply the risk factor of having those initiatives be more or less successful depending upon the rate by which we retired the risk. So let’s talk about advanced MIS and open to MIS.

We have an internal program developing some very interesting technology that we’ll be launching in a couple of years. If we can retire the risk of that technology earlier the launch will be probably more successful. DCB the same thing. We put a rate on DCB that will be third to market, but Covidien has the largest basket of peripheral products. If that product performs better than the competition or as good as the top end player in the marketplace with the products that we have, we play with the risk factor here. So the difference between them is just risk adjustment of the portfolio, simply put.

Anthony Petrone - Jefferies & Co. - Analyst

One quick housekeeping. Just wondering if the calendar 4Q is still a good time frame for the deal close? And then one follow-up for Joe.

Coleman Lannum - Covidien plc - VP of IR

What we have said is either late calendar 2014 or early calendar 2015. We haven’t changed that and we are not going to update it at this time.

Anthony Petrone - Jefferies & Co. - Analyst

Great. And then for Joe, maybe just one high-level question on shareholder value creation. When we look at Covidien, the Company has generated above peer average growth pretty consistently for the past several years. You guys were early to invest in emerging markets and you have a favorable tax structure. Maybe just share with us why this was the right time for the Company to go for a deal with Medtronic as opposed to staying a standalone competitor. Thanks.

Joe Almeida - Covidien plc - Chairman, President & CEO

We would not have done this if we didn’t have a conviction that both companies together will be better off than both companies independently.

I think a lot has to do with the environment on a global basis, the healthcare environment. This Company will have an opportunity to be in six out of 10 top buying categories in any hospital across the globe.

The ability to negotiate deals, the ability to deploy more dollars across a portfolio of initiatives, there is more of synergies in terms of our Vascular business, which is going to be phenomenal between both companies.

And lastly, if you think about the healthcare environment going forward, what is important beyond organic growth is also to have a cost structure that is consistent with the marketplace and the ability to generate money that goes to the shareholders as well as steering the Company to new investment.

If you think these two companies and the ability to synergize on the G&A and make a smaller G&A with a $27 billion, $28 billion in sales company, Covidien by itself could not generate that kind of leverage. And despite the fact that we have a very good program, our eight initiatives, there is much more that we could do. And together with Medtronic we were able to tackle those unfunded initiatives that we have forward.

So, we are very conscientious about total shareholder return. This is—you know how this is how our long-term incentive comp is. And we would not have done this if we did not have a conviction that this is the best deal for our shareholders going forward.

* * *

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED AND TO BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the preliminary Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the preliminary Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this communication constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.